Atmos Digital, Inc.

Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016

ATMOS DIGITAL, INC.

TABLE OF CONTENTS



To the Board of Directors
Atmos Digital, Inc.
New York, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Atmos Digital, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 14, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 30, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ATMOS DIGITAL, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2016

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity		
Common Stock, $0.001 par, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2016		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

ATMOS DIGITAL, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from March 14, 2016 (inception) to December 31, 2016

Net Revenues	$	-
Cost of Net Revenues		-
Gross Profit		-
Operating Expenses:		
General & Administrative		-
Total Operating Expenses		-
Income/(Loss) from Operations		-
Other Income/(Expense)		-
Provision for Income Taxes		-
Net Income/(Loss)	$	-

ATMOS DIGITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the period from March 14, 2016 (inception) to December 31, 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at March 14, 2016	-	$ -	$ -	$ -	$ -
Net Income (Loss)	-	-	-	-	-
Balance at December 31, 2016	-	$ -	$ -	$ -	$ -



ATMOS DIGITAL, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from March 14, 2016 (inception) to December 31, 2016

Cash Flows from Operating Activities

Net Profit/(Loss)	$	-
Net Cash Provided/ (Used) in Operating Activities		-
Net Change in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

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NOTE 1: NATURE OF OPERATIONS

Atmos Digital, Inc. (the "Company"), is a corporation organized March 14, 2016 under the laws of Delaware. The Company was formed to develop internet of things (IoT) experience applications that create sensory stimuli effects.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to a significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.



Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2016. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No



assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.001 par value common stock. As of December 31, 2016, no shares were issued and outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Amendments to Articles of Incorporation

The certificate of incorporation was amended and restated to authorize a total of 20,000,000 shares, consisting of: 10,000,000 shares of Class A Common Stock, with $0.001 par value per share and 10,000,000 shares of Class B Common Stock with $0.001 par value per share. Class A Common Stockholders are entitled to 10 votes per share, while Class B Common Stockholders are entitled to 1 vote per share.

Stock Issuances

During 2017, the Company issued 2,050,000 shares of Class A Common Stock at $0.01 per share providing proceeds of $20,500 and 1,750,000 shares of Class B Common Stock at $0.01 per share providing proceeds of $17,500.

During 2017, the Company issued a total of 7,950,000 shares of Class A Common Stock and 6,250,000 shares of Class B Common Stock to officers, advisors, consultants, and other partners of the Company as compensation for services to the Company.

10,000,000 shares of Class A Common Stock and 8,000,000 shares of Class B Common Stock have been issued and outstanding.

Management's Evaluation

Management has evaluated subsequent events through January 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

